Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 23, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on June 28, 2024, as the fifth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fifth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees ($)	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
16/09/2024	5,700	421.4406	2,402,211.42	3,880	463.8439	1,799,714.33	1,617,575.35	9,580	419.6020	4,019,786.77
17/09/2024	5,600	420.9878	2,357,531.68	2,585	464.1307	1,199,777.86	1,078,355.08	8,185	419.7785	3,435,886.76
18/09/2024	6,600	415.0296	2,739,195.36	3,476	460.2462	1,599,815.79	1,438,165.94	10,076	414.5853	4,177,361.30
19/09/2024	5,250	419.5837	2,202,814.43	—	—	—	—	5,250	419.5837	2,202,814.43
20/09/2024	5,600	421.3459	2,359,537.04	3,398	470.8076	1,599,804.22	1,432,746.04	8,998	421.4584	3,792,283.08
Total	28,750	419.5231	12,061,289.93	13,339	464.7359	6,199,112.21	5,566,842.40	42,089	418.8299	17,628,132.33

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fifth Tranche till September 20, 2024, the total invested consideration has been:
•Euro 107,416,275.08 for No. 265,150 common shares purchased on the EXM
•USD 21,295,884.30 (Euro 19,214,854.56 *) for No. 45,176 common shares purchased on the NYSE.

As of September 20, 2024, the Company held in treasury No. 14,475,992 common shares equal to 5.63% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until September 20, 2024, the Company has purchased a total of 3,651,888 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,049,375,202.35.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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